As filed with the Securities and Exchange Commission on May 17, 1996
                                                  Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       FIRST INDUSTRIAL REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

               Maryland                            36-3935116
  (State or other jurisdiction of     (I.R.S. Employer Identification Number)
  incorporation or organization)

                         150 N. Wacker Drive, Suite 150
                             Chicago, Illinois 60606
                                 (312) 704-9000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                Michael T. Tomasz
                      President and Chief Executive Officer
                       First Industrial Realty Trust, Inc.
                         150 N. Wacker Drive, Suite 150
                             Chicago, Illinois 60606
                                 (312) 704-9000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   Copies to:
                            Gerald S. Tanenbaum, Esq.
                               Roger Andrus, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
=======================================================================================================
                                               Proposed Maximum  Proposed Maximum
Title of Class of              Amount to       Aggregate Price   Aggregate            Amount of
Securities to Be Registered    Be Registered   Per Share(1)      Offering Price(1)    Registration Fee
- -------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value 1,000,000 shares      $23.5625           $23,562,500       $8,125
=======================================================================================================

(1) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) based on the average of the reported high and low sales prices on the New York Stock Exchange on May 13, 1996.

==============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

###############################################################################
# Information contained herein is subject to completion or amendment. A       #
# registration statement relating to these securities has been filed with the # # Securities and Exchange Commission. These securities may not be sold nor may# # offers to buy be accepted prior to the time the registration statement # # becomes effective. This prospectus shall not constitute an offer to sell # # or the solicitation of an offer to buy, nor shall there be any sale of # # these securities in any state in which such offer, solicitation or sale #
# would be unlawful prior to registration or qualification under the          #
# securities laws of any such state.                                          #
###############################################################################

                    Subject to Completion, Dated May 17, 1996
Prospectus
                                1,000,000 Shares
                       First Industrial Realty Trust, Inc.
                                  Common Stock


     This Prospectus relates to the offer and sale from time to time of up to 1,000,000 shares (the "Redemption Shares") of common stock, par value $.01 per share (the "Common Stock") of First Industrial Realty Trust, Inc. (the "Company") by persons ("Selling Stockholders") who may receive such shares in exchange for units of partnership interest (the "Units") in First Industrial, L.P. (the "Operating Partnership") acquired or to be acquired in connection with acquisitions of properties by the Operating Partnership. See "Selling Stockholders". The Company is the sole general partner of the Operating Partnership. The registration of the Redemption Shares does not necessarily mean that any of such shares will be issued by the Company or sold by the Selling Stockholders.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "FR." In order to maintain the Company's qualification as a real estate investment trust ("REIT"), ownership by any person of the Company's capital stock is limited, with certain exceptions, to an aggregate of 9.9% in value of the outstanding capital stock of the Company.

     FOR INFORMATION CONCERNING RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK SEE "RISK FACTORS" ON PAGES 1 - 4.

     The Selling Stockholders from time to time may offer and sell Redemption Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of Redemption Shares to be made directly or through agents.

     The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the sale of Redemption Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
               PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.
                 ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The Company will not receive any proceeds from the sale of Redemption Shares by the Selling Stockholders. The Company will bear certain expenses of the registration of the Redemption Shares under federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for any Redemption Shares that the Company may issue to holders of Units.

                                            , 1996

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE SELLING STOCKHOLDERS. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, and copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Common Stock is listed on the NYSE and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in, or incorporated by reference into, the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File no. 1-13102) with the Commission are incorporated herein by reference:

     (1)       Annual Report on Form 10-K for the year ended December 31, 1995;

     (2)       Quarterly Report on Form 10-Q for the quarter ended March 31,
               1996;

     (3) Current Report on Form 8-K dated April 3, 1996 as amended by Form 8-K/A No. 1 filed May 17, 1996; and

     (4) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated June 23, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other document subsequently filed with the Commission which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



                                  (ii)

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference herein (not including the exhibits to the information that is incorporated by reference herein, unless such exhibits are specifically incorporated by reference into the information that is incorporated by reference herein). Requests for such copies should be directed to: First Industrial Realty Trust, Inc., Attn: Michael J. Havala, Secretary, 150 N. Wacker Drive, Suite 150, Chicago, Illinois 60606, telephone (312) 704-9000.



                                     (iii)

                                TABLE OF CONTENTS

                                                                          Page

Available Information.............................................         (ii)

Incorporation of Certain Documents by Reference...................         (ii)

The Company......................................................            1

Risk Factors.....................................................            1

Restrictions on Transfers of Capital Stock.......................            4

Certain Federal Income Tax Considerations........................            5

Selling Stockholders.............................................            8

Plan of Distribution.............................................            8

Experts..........................................................            9

Legal Matters....................................................           10



                                      (iv)

                                   THE COMPANY

     As used herein, the terms "Company" and "First Industrial" refer to First Industrial Realty Trust, Inc. and its subsidiaries, including the Operating Partnership, First Industrial Financing Partnership, L.P. (the "Financing Partnership") and First Industrial Pennsylvania, L.P. (the "Pennsylvania Partnership"), unless the context otherwise requires. Unless otherwise indicated, all information regarding properties owned by the Company (the "Properties") is as of March 31, 1996.

     The Company is a REIT which owns, manages, acquires and develops bulk warehouse and light industrial properties located in the central portion of the United States with a significant midwestern presence. Markets in which the Company currently operates include: Minneapolis/St. Paul, Minnesota; Detroit, Michigan; Chicago, Illinois; Grand Rapids, Michigan; Atlanta, Georgia; Central Pennsylvania; St. Louis, Missouri; Nashville, Tennessee; Des Moines, Iowa; Milwaukee, Wisconsin; Indianapolis, Indiana and Cincinnati, Ohio. The Company owns 314 Properties containing an aggregate of approximately 27.7 million square feet of GLA which, as of March 31, 1996, was approximately 96% leased to more than 800 tenants. First Industrial is a self-administered and fully integrated industrial real estate company. The Company's executive offices are located at 150 N. Wacker Drive, Suite 150, Chicago, Illinois 60606, and its telephone number is (312) 704-9000.

     The Company conducts its operations primarily through the Operating Partnership, of which the Company is the sole general partner and, as of March 31, 1996, holds approximately 92.2% of the ownership interest.

     The transfer agent and registrar for the Common Stock is KeyCorp Shareholder Services, Inc. of Cleveland, Ohio.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to other matters set forth or incorporated in this Prospectus prior to making an investment decision regarding the Redemption Shares offered hereby.

Common Stock Price Fluctuations and Trading Volume; Shares Available for Future Sale

     A number of factors, many of which are beyond the control of the Company, may adversely influence the price of the Company's Common Stock in public markets. In particular, an increase in market interest rates may lead purchasers of Common Stock to demand a higher annual distribution rate on the price paid for shares from distributions by the Company, which could adversely affect the market price of the shares of Common Stock. In addition, although the Company's Common Stock is listed on the NYSE, the daily trading volume of REITs, including the Company, may be lower than the trading volume for certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares. Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for shares. The Company also may issue shares of Common Stock upon redemption of Units issued in connection with the formation of the Company, subsequent acquisitions or options granted to employees of the Company. No prediction can be made about the effect that any such factors will have on the market prices of shares of Common Stock.

Real Estate Investment Considerations

  General

     Income from real property investments, and the Company's resulting ability to make expected distributions to stockholders, may be adversely affected by the general economic climate, local conditions such as oversupply or a reduction in demand in the area, the attractiveness of the properties to tenants, tenant defaults, zoning or other regulatory restrictions, competition from other available real estate, the ability of the Company to provide adequate maintenance and insurance and increased operating costs (including insurance premiums and real estate taxes). The Company's income would also be adversely affected if tenants were unable to pay rent or the Company were unable to rent properties on favorable terms. In addition, certain expenditures associated with real estate investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

  Renewal of Leases and Reletting of Space

     The Company will be subject to the risks that, upon expiration of leases, the leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than expiring lease terms. If the Company were unable promptly to renew a significant number of expiring leases or promptly to relet the space covered by such leases, or if the rental rates upon such renewal or reletting were significantly lower than the then current rates, the Company's funds from operations and ability to make expected distributions to stockholders might be adversely affected. As of March 31, 1996, leases with respect to approximately 3.2 million, 3.7 million and 4.4 million square feet of GLA expire between March 31, 1996 and December 31, 1996, in 1997 and in 1998, respectively.

  Potential Environmental Liability

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from the property, and any related damages to natural resources. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address such conditions properly, may adversely affect the ability to rent or sell the property or to borrow using the property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not such facility is owned or operated by such persons. No assurance can be given that existing environmental assessments with respect to any of the Company's properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any one or more properties.

Tax Risks

  Consequences of Failure to Qualify as a REIT

     The Company intends to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it is organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates and, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years that follow. See "Certain Federal Income Tax Considerations."

  Effect of Distribution Requirements

     The Company could, in certain instances, have taxable income without sufficient cash to enable the Company to meet the distribution requirements of the REIT provisions of the Code. Accordingly, the Company could be required to borrow funds or sell properties on adverse terms in order to meet such distribution requirements. In addition, because the Company must distribute to its stockholders at least 95% of its REIT taxable income each year, the Company's ability to accumulate capital may be limited. Thus, it may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, in connection with future acquisitions. See "Certain Federal Income Tax Considerations."

  Consequences of Failure to Qualify as Partnerships

     The Company expects that the partnerships in which it has interests will be treated as partnerships for federal income tax purposes under the Code. If any such entities fails to qualify for treatment as such under the Code, the Company would cease to qualify as a REIT and would be subject to federal income tax (including any alternative minimum tax) on its taxable income at corporate rates. See "Certain Federal Income Tax Considerations."

Risks Associated with Debt Financing and Leverage

     Where possible, the Company intends to continue to use leverage to increase the rate of return on its investments and to allow the Company to make more investments than it otherwise could. Such use of leverage presents an additional element of risk in the event that the cash flow from the Company's properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code.

  Balloon Payments

     The Company is required to make lump-sum or "balloon" payments pursuant to the terms of certain of its indebtedness, including a $150 million collateralized revolving credit facility (the "Acquisition Facility") under which the Company, through the Operating Partnership and the Pennsylvania Partnership may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital, and a mortgage loan under which the Financing Partnership borrowed $300 million (the "Mortgage Loan"). The Acquisition Facility and the Mortgage Loan provide for the repayment of principal in a lump-sum or "balloon" payment at maturity in 1997 and 1999 (subject to a two-year extension at the Financing Partnership's option, subject to certain conditions), respectively. The Company's ability to make such payments may depend on its ability either to refinance the Acquisition Facility or the Mortgage Loan, respectively, or to sell properties. The Company has no commitments to refinance the Acquisition Facility or the Mortgage Loan. The Company's debt obligations generally will be secured, at least in part, by its properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

  No Limitation on Debt

     The Company currently has a policy of maintaining a ratio of debt to total market capitalization (i.e., total consolidated debt of the Company as a percentage of the aggregate market value of all outstanding shares of Common Stock, assuming the exchange of all Units for such shares, and all outstanding shares of preferred stock, plus total consolidated debt) which generally will not exceed 50% and a coverage ratio (computed as total revenues minus property expenses and general and administrative expenses divided by interest expense plus dividends on preferred stock) of at least 2.0:1. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to stockholders and in an increased risk of default on its obligations.

  Rising Interest Rates

     The Acquisition Facility bears interest at a floating rate. Increases in the interest rate payable on balances outstanding under the Acquisition Facility would have an adverse effect on the Company's cash available for distribution.

Risks Associated with Possible Conflicts of Interest

  Competition from Other Business Interests of Certain Officers and Directors

     Entities affiliated with or controlled by certain officers and directors of the Company hold equity interests in industrial properties not owned by the Company. These properties were not contributed to the Company in the various business combinations which resulted in the formation of the Company because they either (i) were not located in the Company's operating region at the time of the Company's initial public offering in June 1994 (the "Initial Offering"),
(ii) were subject to contractual restrictions preventing transfer or (iii) were subject to financing which could not be prepaid on economic terms or assumed by the Company, or the principal amount of which exceeded the fair market value of the related property. Some of these properties compete with properties owed by the Company. There can be no assurance that decisions by officers and directors of the Company will fully represent the interests of stockholders of the Company rather than such individuals and their affiliates.

     Jay H. Shidler, the Chairman of the Board of the Company, is the Co-Chairman of the Board of TriNet Corporate Realty Trust, Inc. ("TriNet"), another publicly-held REIT. Mr. Shidler has entered into a noncompetition agreement with TriNet which prevents him from engaging in real estate activities in competition with that company. TriNet acquires, owns and manages predominantly office and industrial properties net leased to corporations nationwide, including strategically important distribution facilities and corporate headquarters. The Company believes that its investment policies are, and the nature of its property acquisitions to date have been, different from those of TriNet, and Mr. Shidler entered into an agreement with TriNet pursuant to which TriNet acknowledged that the Company's ownership of the properties acquired in connection with transactions related to the Initial Offering would not, and that acquisitions by the Company subsequent to the Initial Offering of properties with lease and tenant characteristics similar to those possessed by the properties acquired in connection with the Initial Offering would not, cause Mr. Shidler to be in violation of his noncompetition agreement with TriNet. The Company is not contractually restricted from acquiring any type of properties; however, it is possible that the Company might forego an attractive investment opportunity if it believed that making such investment might cause Mr. Shidler to breach his agreement TriNet. It is also possible that TriNet may compete with the Company for investment opportunities.

  Tax Consequences upon Sale of Properties or Refinancing of Debt

     Certain officers and directors of the Company own Units which may be exchanged for shares of Common Stock of the Company. Prior to the exchange of Units for shares of Common Stock, officers and directors of the Company who own Units may suffer different and more adverse tax consequences than the Company upon the sale of certain of the Company's properties or the refinancing of debt associated with those properties and, therefore, such individuals and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such properties.


                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year. See "Certain Federal Income Tax Considerations." To ensure that the Company remains a qualified REIT, the Company's Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of the capital stock. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the ownership limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 person or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. Capital stock owned or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be exchanged for shares of Excess Stock (as defined in the Company's Articles of Incorporation) that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the ownership limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and it will not be entitled to participate in the accumulation or payment of dividends or other distributions. A transferee of Excess Stock may, at any time such Excess Stock is held by the Company in trust, designate as beneficiary of the transferee stockholder's interest in the trust representing the Excess Stock any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the ownership limit, and may transfer such interest to such beneficiary at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged into Excess Stock. Immediately upon the transfer to the permitted beneficiary, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. In addition, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, and, with respect to Excess Stock resulting from the attempted transfer of preferred stock of the Company, at any time when any outstanding shares of preferred stock of such series are being redeemed, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the price paid for the capital stock by the original transferee- stockholder and the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its options to purchase. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This section is a summary of the material federal income tax matters of general application pertaining to REITs under the Code. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under the federal income tax laws, such as tax-exempt investors, dealers in securities or foreign persons. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation. The Company has received an opinion from Cahill Gordon & Reindel as to the conclusions of law expressed in this summary. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences specific to them of holding and disposing of the Common Stock.

Taxation of the Company

     In the opinion of Cahill Gordon & Reindel, commencing with its taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and the Company's method of operation will enable the Company to continue to so qualify, provided that the Company continues to satisfy the various requirements applicable under the Code to REITs, as described herein. Cahill Gordon & Reindel's opinion is based on various assumptions and is conditioned upon certain representations as to factual matters made by the Company and certain partnerships through which the Company holds substantially all of its assets (the "Partnerships"). Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Cahill Gordon & Reindel. Accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy such requirements.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its capital stock. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. The Company may not own more than 10% of the outstanding voting securities of any corporation; shares of qualified REITs, qualified temporary investments and shares of certain wholly owned subsidiary corporations are exempt from this prohibition. The Company holds assets through certain wholly owned subsidiary corporations and holds preferred stock interests in certain corporations that provide property management services to third parties; the Company has been advised by Cahill Gordon & Reindel, based on certain representations, that these holdings do not violate the prohibition on ownership of voting securities. For each taxable year, at least 75% of a REITs gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gain from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts, and, subject to certain limited exceptions, a REIT may not manage the property or furnish services to tenants except through an independent contractor which is paid an arm's-length fee and from which the REIT derives no income. Additionally, gross income from the sale or other disposition of stock and securities held for less than one year and of real property held for less than four years must constitute less than 30% of the gross income for each taxable year of a REIT.

     Substantially all of the Company's assets are held through the Partnerships. In general, in the case of a REIT that is a partner in a partnership, applicable regulations treat the REIT as holding directly its proportionate share of the assets of the partnership and as being entitled to the income of the partnership attributable to such share. The Partnerships have not requested, and they do not intend to request, a ruling from the Internal Revenue Service (the "Service") that they will be treated as partnerships for federal income tax purposes. Instead, Cahill Gordon & Reindel has delivered its opinion that, based on the provisions of the partnership agreements of the Partnerships, the Code, Treasury Regulations, administrative rulings and certain factual assumptions and representations, the Partnerships will be classified as partnerships for federal income tax purposes and not as associations taxable as corporations under Section 7701 of the Code and the Treasury Regulations thereunder. Unlike a private letter ruling, an opinion of counsel is not binding on the Service and no assurance can be given that the Service will not challenge the status of one or more of the Partnerships as a partnership for federal income tax purposes. If such a challenge were sustained by a court, the relevant Partnership would be treated as a corporation for federal income tax purposes and the Company would not be able to satisfy the asset requirements for REIT status, and thus would not qualify as a REIT. Moreover, the opinion of Cahill Gordon & Reindel is based on existing law, which is, to a great extent, the result of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

     Treasury Regulations proposed on May 13, 1996 would, if adopted, allow entities such as the Partnerships to elect to be treated as partnerships for federal income tax purposes, provided that certain requirements are met. These regulations, however, are not proposed to be effective until the date they are published as final regulations in the Federal Register, and thus they are not likely to apply to the Partnerships.

     The Company must satisfy certain ownership restrictions that limit (i) concentration of ownership of the Company's capital stock by a few individuals and (ii) ownership by the Company of its tenants. The outstanding capital stock of the Company must be held by at least 100 stockholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. Accordingly, the Company's Articles of Incorporation contain certain restrictions regarding the transfer of Common Stock, preferred stock and any other outstanding securities convertible into Common Stock when necessary to maintain the Company's qualification as a REIT under the Code. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurance can be given that the restrictions contained in the Company's Articles of Incorporation will be effective in maintaining the Company's REIT status. See "Restrictions on Transfers of Capital Stock."

     So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction) for its taxable year to its stockholders annually, the Company itself will not be subject to federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of its taxable income. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

     Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon its stockholders. If disqualified for taxation as a REIT for a taxable year, the Company also would be disqualified for taxation as a REIT for the next four taxable years, unless the failure were considered to be due to reasonable cause and not willful neglect. The Company would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct any dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. Dividends also would be subject to the regular tax rules applicable to dividends received by stockholders of corporations. Should the failure to qualify as a REIT be determined to have occurred retroactively in an earlier tax year of the Company, the imposition of a substantial federal income tax liability on the Company attributable to any nonqualifying tax years may adversely affect the Company's ability to pay dividends. In the event that the Company fails to meet certain income tests applicable to REITs, it may, generally, nonetheless retain its qualification as a REIT if it pays a 100% tax on the amount by which it failed to meet the relevant income test so long as such failure was considered to be due to reasonable cause and not willful neglect. Any such taxes would adversely affect the Company's ability to pay dividends and distributions.

                              SELLING STOCKHOLDERS

     The Selling Stockholders have received or may receive Redemption Shares in exchange for Units. The Selling Stockholders have received, or may receive in the future, Units in the Operating Partnership in connection with the contribution of properties, or interests therein, to the Operating Partnership. The following table provides as of April 26, 1996 the names of and the number of Redemption Shares offered hereby by each Selling Stockholder. As the Selling Stockholders may sell all, some or none of their Redemption Shares, no estimate can be made of the aggregate number of Redemption Shares that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates.

     The Redemption Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:



                                                       Number of Shares of
                                                       Common Stock and Units             Number of Redemption
Name                                                   Owned Before the Offering          Shares Offered Hereby
- ----                                                   -------------------------          ---------------------

Farlow Road Associates Limited Partnership                          2,751                               2,751
Highland Associates Limited Partnership                            69,039                              69,039
Peter Murphy(1)                                                    56,184                              56,184
North Star Associates Limited Partnership                          19,333                              19,333
Arden O'Connor                                                     63,845                              63,845
Peter O'Connor                                                    118,281                             118,281
Partridge Road Associates Limited Partnership                       2,751                               2,751
Shadeland Associates Limited Partnership                           42,976                              42,976
Shadeland Corporation                                               4,442                               4,442
Kevin Smith(2)                                                     13,571                              13,571
Jonathan Stott                                                    182,126                             182,126

Future partners in the Operating Partnership                           (3)                                 (3)
- --------------------

(1) Mr. Murphy is a Senior Regional Director of the Company.
(2) Mr. Smith is a Regional Director of the Company.
(3) 424,701 Redemption Shares may be offered pursuant to this Prospectus by persons acquiring Units after the date of this Prospectus.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to the offer and sale from time to time of Redemption Shares if, and to the extent that, holders of Units tender such Units for redemption. The Company is registering the Redemption Shares for sale to provide the holders thereof with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the Selling Stockholders.

     The Company will not receive any proceeds from the offering by the Selling Stockholders of Redemption Shares or from the issuance of Redemption Shares to holders of Units upon redemption (but anticipates acquiring from such holders the Units tendered for redemption).

     The Selling Stockholders may from time to time offer the Redemption Shares in one or more transactions (which may involve block transactions) on the NYSE or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, through the writing of options on the Redemption Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     The Selling Stockholders may effect such transactions by selling Redemption Shares to or through broker- dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the Selling Stockholders, which will not exceed those customary in the types of transactions involved, and/or the purchasers of Redemption Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Redemption Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Redemption Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

     In the event of a "distribution" of the shares, Selling Stockholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Rule 10b-6 under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

     At a time a particular offer of Redemption Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name or names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Redemption Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Redemption Shares, may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Redemption Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and the conditions to the availability of such exemption are complied with.

     The Company may from time to time issue up to 1,000,000 Redemption Shares upon the acquisition of the Units tendered for redemption. The Company will acquire one Unit from a Selling Stockholder in exchange for each Redemption Share that the Company issues in connection with these acquisitions. Consequently, with each redemption, the Company's interest in the Operating Partnership will increase.

     Pursuant to a registration rights agreement for the benefit of certain holders of Units, the Company has agreed to pay all expenses of effecting the registration of 575,299 of the 1,000,000 Redemption Shares offered hereby (other than underwriting discounts and commissions, fees and disbursements of counsel, accountants or others representing the limited partner and transfer taxes, if any) and has agreed to indemnify each holder of such Redemption Shares and its officers and directors and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws.


                                     EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Coopers and Lybrand L.L.P., independent accountants, and are incorporated by reference herein and therein in reliance upon the authority of said firm as experts in giving said reports.

                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel will rely as to all matters of Maryland law on the opinion of McGuire, Woods, Battle & Boothe, L.L.P., Baltimore, Maryland.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, which will be borne by the Company:

             Securities and Exchange Commission
               registration fee.............................    $8,125.00
             NYSE fee ......................................           *
             Legal fees and expenses........................           *
             Blue sky fees and expenses.....................           *
             Accounting fees and expenses...................           *
             Miscellaneous..................................           *
                                                                ---------
                      Total................................     $      *
                                                                =========
             --------------------------
             *  To be filed by amendment.

Item 15.  Indemnification of Directors and Officers.

     The Company's Charter and Bylaws provide certain limitations on the liability of the Company's Directors and officers for monetary damages to the Company. The Charter and Bylaws obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and its stockholders against these individuals. The provisions of Maryland law provide for the indemnification of officers and directors of a company under certain circumstances.

Item 16.  Exhibits.

Exhibit
Number         Description
- -------        -----------

5* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to the legality of the securities being registered, together with the opinion of McGuire, Woods, Battle & Boothe, L.L.P.

8* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to certain tax matters.

23.1           Consent of Coopers & Lybrand L.L.P.

23.2*          Consent of Cahill Gordon & Reindel (included in Exhibit 5 and
               Exhibit 8).

23.3*          Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in
               Exhibit 5).

24             Powers of Attorney.

- ---------------------
*        To be filed by amendment.

Item 17.  Undertakings.

     (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the manner has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 17, 1996.


                                         FIRST INDUSTRIAL REALTY TRUST, INC.




                                          By:/s/ Michael T. Tomasz
                                             ---------------------------------
                                             Name:  Michael T. Tomasz
                                             Title:  President and Chief
                                                     Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Signature                         Title                    Date




/s/ Michael T. Tomasz                   Principal Executive       May 17, 1996
- ------------------------------          Officer and Director



/s/ Michael J. Havala                   Principal Financial and   May 17, 1996
- ------------------------------          Accounting Officer


               *
- ------------------------------          Director                  May 17, 1996
     Michael W. Brennan



               *
- -------------------------------         Director                  May 17, 1996
     Michael G. Damone

            Signature                   Title                            Date




               *
- ---------------------------            Director                  May 17, 1996
     John L. Lesher



               *
- ---------------------------            Director                  May 17, 1996
     Kevin W. Lynch





- ---------------------------            Director
     John E. Rau




               *
 ---------------------------           Chairman of the Board     May 17, 1996
      Jay H. Shidler                     of Directors



               *
- -----------------------------          Director                  May 17, 1996
     Robert J. Slater



               *
- -----------------------------          Director                  May 17, 1996
     J. Steven Wilson




*   By: /s/ Michael J. Havala
        ---------------------
        (Michael J. Havala, Attorney-in-fact)

                                  EXHIBIT INDEX


Exhibit
Number    Description                                            Page
- -------   -----------                                            ----
5*        Opinion of Cahill Gordon & Reindel, counsel to
          Registrant, as to the legality of the securities being registered, together with the opinion of McGuire, Woods, Battle & Boothe, L.L.P.

8*        Opinion of Cahill Gordon & Reindel, counsel to
          Registrant, as to certain tax matters.

23.1      Consent of Coopers & Lybrand L.L.P.

23.2*     Consent of Cahill Gordon & Reindel (included in
          Exhibit 5 and Exhibit 8).

23.3*     Consent of McGuire, Woods, Battle & Boothe, L.L.P.
          (included in Exhibit 5).

24        Powers of Attorney.

___________________

*        To be filed by amendment.